KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
November 23, 2005
United States Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief

Re:	File No. 1-09195
KB Home
Form 10-K for Fiscal Year Ended November 30, 2004
Form 10-Q for Fiscal Quarter Ended August 31, 2005
Dear Mr. Cash:
This letter responds to the comments of the Securities and Exchange Commission (the “Commission”) staff contained in your letter dated November 9, 2005 regarding the reports listed above filed by KB Home (the “Company”).
Set forth below are the Commission’s comments, followed by the Company’s responses.
Form 10-K for fiscal year ended November 30, 2004
Note 5 — Consolidation of Variable Interest Entities
1.	We acknowledge that we have previously requested information about this subject. Since you have had more time to apply this guidance, we have further comments. Please provide for us a more comprehensive analysis of how you have applied FIN 46(R) regarding your land option contracts. In particular:
•	Provide a description of how your various option contracts are structured;

•	Tell us how you define whether a land option contract is a VIE;

•	Provide an example of a land option contract (if determined to be a VIE) requiring consolidation and one not requiring consolidation, with emphasis on the various distinguishing elements.
Please accompany your analysis with direct reference to accounting guidance and/or details concerning how you have interpreted this guidance.
Response
The Company’s implementation of FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities,” (“FIN 46(R)”) has evolved since the Company’s prior response to the Commission dated January 8, 2004. In that regard, the Company completed the full implementation of FIN 46(R) for variable interest entities (“VIEs”) created on or before

January 31, 2003 as required during the quarter ended May 31, 2004. The Company has also continued to closely follow developments related to FIN 46(R), which was issued in December 2003 and replaced FIN 46 in its entirety. The Company continues to regularly consult with its independent registered public accounting firm, Ernst & Young LLP, and other sources of expertise, and to apply the latest generally accepted guidance available in analyzing land option contracts, including Ernst & Young’s recently updated (May 2005) guidance concerning the application of FIN 46(R) to land option contracts. (“Appendix E—Application of FASB Interpretation No. 46 to the Homebuilder Industry” to Ernst & Young’s publication “Financial Reporting Developments: FASB Interpretation No. 46, Consolidation of Variable Interest Entities.”)
The Company’s application of FIN 46(R) to land option contracts continues to involve the following steps described in the Company’s January 8, 2004 response letter:
(a)	determining whether the entity being considered for consolidation is a VIE;

(b)	determining whether the Company holds a variable interest in the VIE;

(c)	considering Paragraphs 13 and 16 of FIN 46(R) if the variable interest is in specific assets of the entity; and

(d)	evaluating whether the Company is the primary beneficiary of the VIE and thus is required to consolidate the VIE.
The Company consistently applies its understanding of FIN 46(R) to its land option contracts to evaluate whether a land seller is a VIE and whether consolidation is required.
Provide a description of how your various option contracts are structured;
The Company enters into a number of land option contracts with a wide variety of structures. For example, the Company often enters into contracts in which it pays an initial deposit for the right to purchase land in a specified condition (raw land or developed lots) at a future date for a fixed price. Typically that deposit is fully or substantially refundable while the Company performs due diligence. If the results of the Company’s due diligence are favorable, the deposit becomes non-refundable.
In certain transactions, the Company’s decision on whether to exercise its option to purchase a particular property may be conditioned on a land seller’s obtaining during the contract period all necessary entitlements, such as zoning rights and environmental approvals, and/or physically developing the property to enable the Company to commence the construction of residences thereon. In some cases, if the land seller is unable to obtain the necessary entitlements and/or complete the development work by a pre-determined outside date, the Company may have a right to recover all or a portion of its deposit and the contract may be terminated. However, the Company’s total exposure is limited to the deposit and any due diligence costs incurred. A contract may also provide that the Company purchase all of the land in one takedown or may permit the Company to acquire the land over time, in phases. The contract will generally provide that if the Company fails to purchase the property under the terms of the land option contract, the land seller’s sole remedy for the Company’s default is to retain the deposit as liquidated damages.
A variation on the contract structure described above includes contracts under which the Company, rather than the land seller, seeks the entitlements and/or develops the land during the term of the land option contract on behalf of the land seller. The Company is typically not obligated to purchase the property if it is unable to obtain the entitlements. In some instances, the land seller is entitled to retain some or all of the deposit even if the Company is not able to obtain the entitlements. In cases where the Company is developing the property prior to closing, contracts vary as to whether the Company or the land seller has to pay for entitlement or development costs (a) if the closing does not occur or (b) if the costs are higher than anticipated.
Other contracts allow the Company to purchase the property, in its condition at the time the contract is entered into, over time in phases. The Company again generally has only a modest deposit which it would lose if it elects not to proceed with the transaction, or elects to stop its takedowns before acquiring all lots under contract.
There are literally dozens of permutations of these factors imbedded into the hundreds of land option contracts that the Company enters into each year. However, in evaluating land option contracts under FIN 46(R) to determine whether or not to consolidate, the Company consistently applies a formal evaluation process that begins with determining whether the land option contract is with a VIE.
Tell us how you define whether a land option contract is a VIE;
The Company’s initial determination of whether a particular land option contract is with a VIE is generally made at the time the contract is executed. This timing is consistent with Paragraph 6 of FIN 46(R) which states: “The initial determination of whether an entity is a variable interest entity shall be made on the date at which an enterprise becomes involved with the entity.” VIE status is reevaluated if any reconsideration events, such as a contract amendment, occur. The Company’s determination of whether a land option contract is with a VIE is made by evaluating the land option contract and the relevant land seller entity in relation to the conditions in Paragraph 5 of FIN 46(R).1
Based on Paragraph 3 of FIN 46(R), which states that the term “entity” is used “to refer to any legal structure used to conduct activities or to hold assets,” the Company has determined that any land option contract with a land seller that holds the land as an individual rather than through an entity is outside the scope of FIN 46(R) and is assumed not to be with a VIE.

[1] FIN 46(R) Paragraph 5 states that a VIE exists when one of the following conditions exist:
a.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

b.	As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:
1.	The direct or indirect ability through voting or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.

2.	The obligation to absorb the expected losses of the entity.

3.	The right to receive the expected residual returns of the entity.
c.	The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

For land option contracts in which the land seller is not an individual, the Company applies the provisions of and applicable guidance for Paragraph 5 of FIN 46(R) to determine whether the land seller entity is a VIE as follows:
The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders (FIN 46(R) Paragraph 5a).
In order to evaluate the sufficiency of the equity investment at risk, it is necessary to understand the structure of the land seller entity and judgment may be required. For example, if a land seller entity with which the Company enters into a land option contract is capitalized with equity and/or nonrecourse debt or debt that is recourse only to the land and equity, the land seller entity has demonstrated that it can finance its activities without additional subordinated financial support and, as such, is not a VIE based on Paragraph 5a of FIN 46(R). However, if the land seller entity is capitalized with debt that is guaranteed by the equity holders of the land seller entity, then the amount of equity invested in the land seller entity is compared to an estimate of the entity’s expected losses based on reasonable quantitative evidence. If such evaluation discloses that the equity investment at risk is sufficient to permit the land seller entity to finance its activities without additional subordinated financial support, the land seller entity is determined not to be a VIE. If such equity investment at risk is determined to not be sufficient to permit the land seller entity to finance its activities without additional subordinated financial support, the land seller entity is determined to be a VIE.
The direct or indirect ability through voting or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity (FIN 46(R) Paragraph 5b.1).
In applicable contracts, the land seller entity is typically the sole decision maker for deciding (a) the capital structure of the land seller entity, (b) which assets are to be included in the land seller entity, and (c) the terms of any financing, including whether to refinance any debt. The Company typically does not have decision making ability over the land seller entity’s activities, and while it may have certain rights pursuant to the lot option contract, the Company typically does not have substantive participating rights, as they are defined in EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.” Accordingly, the holder of the equity investment at risk in the land seller entity will generally have sufficient decision making ability for the land seller entity not to be a VIE. This determination is made, however, after consideration of all of the individual facts and circumstances
The obligation to absorb the expected losses of the entity (FIN 46(R) Paragraph 5b.2).
As a group, the holders of the equity investment at risk must have the obligation to absorb the expected losses of the land seller entity for the entity not to be a VIE. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the land seller entity. Losses by the land seller entity may arise from a significant decline in the value of the property and/or the land seller entity incurring substantial cost overruns in the development of the property.

While a land seller entity is exposed to these significant risks of loss, if the Company’s land option contract provides the land seller entity with first dollar risk of loss protection, the land option contract is determined to establish a variable interest in the land seller entity. The land option contract written by the land seller entity to the Company is an “in the money” option contract if the deposit placed by the Company is non-refundable. This non-refundable portion represents the protection that the land seller entity has from first dollar risk of loss in the event that market prices decline and the Company exercises its right to forfeit the option deposit and terminate the option agreement. Although there are potential outcomes in which the land seller entity and/or the lender(s) may incur losses (for example, a steep decline in the market value of the property below the protection provided by the Company’s option deposit), because the land seller entity is not exposed to all of the first dollar risk of loss in the entity, the land seller entity will generally be considered a VIE.
The right to receive the expected residual returns of the entity (FIN 46(R) Paragraph 5b.3).
FIN 46(R) requires that the equity holders, as a group, have the right to receive the expected residual returns of the entity for the entity not to be considered a VIE. FIN 46(R) states that investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity. In applying this provision to a typical land option structure of the Company, if the land seller entity writes an option on land granting the Company a right to purchase the land at a specific price, by design, the land option contract explicitly caps the return of the equity holders. As a result, the land seller entity would be considered a VIE.
In summary, the Company initially evaluates all of its land option contracts in accordance with FIN 46(R) at the time each land option contract is executed to determine whether they are with VIEs. Land option contacts with land sellers who are individuals do not meet the definition of an “entity” under FIN 46(R) and therefore are not VIEs. Generally, the land option contracts which the Company determines to be VIEs meet the conditions in Paragraph 5b.2 or 5b.3 of FIN 46(R). If the land option contract is determined to be with a VIE, the Company analyzes the contract further to determine whether it is the primary beneficiary and, thus, whether it is required to consolidate the land option contract.
Provide an example of a land option contract (if determined to be a VIE) requiring consolidation and one not requiring consolidation, with emphasis on the various distinguishing elements.
The following examples are derived from actual land option contracts entered into by the Company:
Example #1: Land option contract requiring consolidation
The Company entered into a land option contract with a land seller entity that is a limited partnership. Under the terms of the land option contract, the Company paid a non-refundable deposit of $920,000 for the right to purchase land at a future date for a total price of $4,600,000. In addition, the Company committed, at the Company’s cost (estimated to cost approximately $5,289,000), to obtain land use entitlements and to develop the property and construct necessary infrastructure to allow homes to be built on the property. The Company has the right, but not the obligation, to purchase lots within the property in phases. If the Company elects not to purchase all the lots, the seller is entitled to retain the deposit.

However, the Company is obligated to complete the entitlement and development work without regard to whether it elects to purchase all the lots.
In this example, the land seller entity was determined to be a VIE on the date the land option contract was entered into based on Paragraph 5b.3 of FIN 46(R) since the land option contract explicitly caps the return of the equity holders of the limited partnership. Accordingly, the Company performed further analysis in accordance with Paragraph 15 of FIN 46(R), which states that “An enterprise shall determine whether it is the primary beneficiary of the entity at the time the enterprise becomes involved with the entity,” to determine if it was the VIE’s primary beneficiary and thus was required to consolidate the VIE.
Under FIN 46(R), an enterprise is a VIE’s primary beneficiary and is thus required to consolidate the VIE if it has a variable interest that either absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. If one enterprise absorbs a majority of the VIE’s expected losses and another enterprise receives a majority of the VIE’s expected residual returns, the enterprise that absorbs a majority of the VIE’s losses should consolidate the VIE.
In order to determine whether it was the primary beneficiary of the VIE in this example, the Company completed a financial model using expected cash flows as described in FASB Concepts Statement No. 7, “Using Cash Flow Information and Present Value in Accounting Measurements,” (“CON 7”). In accordance with CON 7, the Company used the expected cash flows relating to deposits, entitlement costs, development costs and land takedowns during the term of the land option contract and made assumptions based on its historical experience about the range of possible estimated outcomes and their respective probabilities. The scenarios also contemplated changes in housing market conditions. The probability weighted present value of each estimated outcome was calculated and then used to compute each variable interest holder’s (land seller entity and the Company) expected losses and expected residual returns based on the variability in these amounts from the expected amount, which is the fair value of each holder’s variable interest.
For the land option contract described above, the Company had a majority (>50%) of the expected losses and was required to consolidate. This quantitative conclusion is reasonable due to the sizeable (20%) deposit on the contract and the entitlement and development costs expected to be incurred by the Company. In this example, the substantial economic risks borne by the Company resulted in the consolidation of the VIE.
Example #2: Land option contract not requiring consolidation
The Company entered into a land option contract with a land seller entity that is a limited partnership. Under the terms of the land option contract, the Company paid a non-refundable deposit of $250,000 for the right to purchase land at a future date for a total price of $1,751,000. The land seller entity committed, at the land seller entity’s cost (estimated to cost approximately $1,500,000), to develop the property and construct necessary infrastructure to allow homes to be built on the property. Upon completion of the development work, and provided certain other conditions are satisfied, the Company would then be in a position to determine whether or not it would exercise its option to purchase the property. However, if the Company does not purchase the property, the land seller entity’s only remedy is to retain the deposit as liquidated damages for the Company’s default.

In this example, the land seller entity was determined to be a VIE on the date the land option contract was entered into based on Paragraph 5b.3 of FIN 46(R) since the land option contract explicitly caps the return of the equity holders of the limited partnership. Since the land seller entity was determined to be a VIE, the Company performed the further analysis and undertook the financial modeling described in Example #1 above to determine if it was the VIE’s primary beneficiary and thus was required to consolidate the VIE.
For this second land option contract, the Company did not have a majority (>50%) of the expected losses and was therefore not required to consolidate. This quantitative conclusion is reasonable since the land seller entity has more economic risk than the Company considering the smaller size of the deposit (14%) on the contract, compared to the substantial development costs expected to be incurred by the land seller entity.
The following table summarizes the two examples:

	Example #1	Example #2

VIE (Yes/No)	Yes	Yes
Land seller entity	Limited partnership	Limited partnership
Contract price	$4,600,000	$1,751,000
Deposit	$920,000	$250,000
Deposit %	20%	14%
Entitlement responsibility	Company: $100,000	Not applicable
Development responsibility	Company: $5,189,000	Land seller entity: $1,500,000
Absorbs majority of expected losses	Company	Land seller entity
Primary beneficiary	Company	Land seller entity
Accounting treatment	Consolidated	Not consolidated
In summary, in Example #1, the VIE was consolidated since, based on the terms of the contract and the results of the analysis performed in accordance with CON 7, the Company absorbed a majority of the expected losses of the VIE. This result was due to the combination of the Company’s substantial deposit (20%) and the entitlement and development responsibilities (estimated cost of $5,289,000) of the Company. In Example #1, the Company bears substantial economic risks that result in it being the primary beneficiary and consolidating the VIE. The VIE was not consolidated in Example #2 since, based on the terms of the contract and the results of the analysis performed in accordance with CON 7, the Company did not absorb a majority of the expected losses of the VIE, but the land seller entity did. This result considered the Company’s deposit (14%) and the substantial development responsibilities (estimated cost of $1,500,000) of the land seller entity. In Example #2, the land seller entity bears substantial economic risks and, as a result, the Company was not the primary beneficiary and did not consolidate the VIE.

Form 10-Q for the fiscal quarter ended August 31, 2005
Note 13 — Subsequent Event
2.	We read that you sold substantially all of the assets of your mortgage banking business to Countrywide and that you concurrently created a 50/50 joint venture with Countrywide through which loans will be offered to your homebuyers. The details and accounting of this transaction are unclear to us from your current disclosure. We have the following comments:
•	We read that you “received all cash in exchange for the assets sold.” Given the formation of the joint venture, we assume that you sold to Countrywide for cash 50% of the assets of your mortgage banking business, and that you contributed the remaining 50% of the assets of your mortgage banking business to the new joint venture. Please confirm our assumption, if true. If our assumption is wrong, please explain this transaction to us in more detail. Your response should specifically address and quantify the assets contributed to the joint venture by each company.

•	Please tell us how you accounted for this transaction and the guidance that you relied upon. Your response should specifically address and quantify any gain or loss recorded on this transaction and how it was calculated.

•	We read that this transaction is based upon an agreement with Countrywide dated June 30, 2005. Please provide us with a copy of that agreement. Also, tell us how you determined that this agreement did not need to be filed as a material agreement, given that your mortgage banking business is one of your two reportable segments.
Response
We read that you “received all cash in exchange for the assets sold.” Given the formation of the joint venture, we assume that you sold to Countrywide for cash 50% of the assets of your mortgage banking business, and that you contributed the remaining 50% of the assets of your mortgage banking business to the new joint venture. Please confirm our assumption, if true. If our assumption is wrong, please explain this transaction to us in more detail. Your response should specifically address and quantify the assets contributed to the joint venture by each company.
Agreements relating to the above-described transactions involving the Company’s mortgage banking business were signed on June 30, 2005. However, since both of the transactions (the sale of substantially all of the assets of the mortgage banking operations and the formation of the joint venture) closed on September 1, 2005, in the Company’s fourth fiscal quarter, the Company intends to provide additional disclosure regarding the transactions, including the resulting gain on sale of assets, in its Form 10-K for fiscal year ended November 30, 2005, expected to be filed in February 2006 (“2005 Form 10-K”).
As stated in the Company’s subsequent event footnote in its quarterly report on Form 10-Q for fiscal quarter ended August 31, 2005 (“3rd Quarter Form 10-Q”): “On September 1, 2005, the Company completed the sale of substantially all of the assets of its mortgage banking subsidiary” to Countrywide Financial Corporation. The sale was made pursuant to the Asset Purchase Agreement (the “Asset Purchase Agreement”) by and between Countrywide Home

Loans, Inc. (“Countrywide”), a subsidiary of Countrywide Financial Corporation, KB Home Mortgage Company and KB Home dated June 30, 2005. The assets not sold to Countrywide and retained by the Company primarily relate to the mortgage banking subsidiary’s ancillary operations, which the Company will continue to operate as stated in the 3rd Quarter Form 10-Q: “With the formation of the Countrywide KB Home Loans joint venture, KB Home Mortgage Company will no longer provide mortgage banking services, but will continue to operate ancillary businesses, including title, escrow and insurance services.”
In its 3rd Quarter Form 10-Q the Company disclosed that a 50/50 joint venture was established concurrent with the sale of assets to Countrywide. The joint venture, called “Countrywide KB Home Loans,” was formed pursuant to an operating agreement dated September 1, 2005, the form of which was agreed to on June 30, 2005 as part of the Asset Purchase Agreement (the “Joint Venture Agreement”). While the closing of the asset sale and formation of the joint venture occurred concurrently, these were two separate and distinct transactions. In the first transaction, the Company completed the sale of substantially all of the assets of the mortgage banking operations to Countrywide in exchange for cash. The Company did not contribute the mortgage banking assets sold to the Countrywide KB Home Loans joint venture. In the second transaction, the Company contributed only cash in the amount of $15 million for a 50% interest in the newly-formed joint venture.
Please tell us how you accounted for this transaction and the guidance that you relied upon. Your response should specifically address and quantify any gain or loss recorded on this transaction and how it was calculated.
Both the sale of assets and the formation of the Countrywide KB Home Loans joint venture occurred on September 1, 2005, subsequent to the end of the Company’s third fiscal quarter. The Company has not yet finalized its calculation of the gain on sale of assets, but will have the calculation completed for its fiscal year ended November 30, 2005. The Company plans to recognize a gain in the fourth quarter of 2005 equal to the amount of consideration received from Countrywide in excess of the sum of the carrying amount of the net assets sold plus costs associated with the disposal. The Company believes that it is appropriate to recognize the full amount of the gain and not defer any portion. The costs associated with the disposal, which are expected to be nominal, will be determined in accordance with Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The Company considered whether the sale of assets constituted discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). However, the Company believes that based on the guidance in Paragraph 42 of SFAS No. 144, its sale of certain assets of its mortgage banking subsidiary does not qualify for reporting as a discontinued operation. The Company plans to disclose the amount of the gain on the sale of assets in its 2005 Form 10-K.
With regard to the second separate transaction involving the creation of the Countrywide KB Home Loans joint venture, as stated in the Company’s footnote in its 3rd Quarter Form 10-Q, the Company plans to account for the joint venture as an unconsolidated joint venture. This determination will be finalized based on the provisions of FIN 46(R) and Statement of Financial Accounting Standards No. 94, “Consolidation of All Majority-Owned Subsidiaries” (“SFAS No. 94”) and other generally accepted accounting principles, as appropriate. The Company plans to disclose its final conclusion on the accounting treatment for the joint venture in its 2005 Form 10-K.

We read that this transaction is based upon an agreement with Countrywide dated June 30, 2005. Please provide us with a copy of that agreement. Also, tell us how you determined that this agreement did not need to be filed as a material agreement, given that your mortgage banking business is one of your two reportable segments.
Notwithstanding the Company’s historical practice of disclosing the results of its mortgage banking operations as a separate reportable segment, the Company’s mortgage banking business has not been material to the Company’s overall results of operations for a number of years. Accordingly, the Company did not file the Asset Purchase Agreement or the Joint Venture Agreement (collectively, the “Agreements”) because the Company concluded they were not material agreements under Item 601(b)(10) of Regulation S-K.
For fiscal year ended November 30, 2004, the Company’s most recently completed fiscal year prior to the Countrywide transaction, the Company’s mortgage banking business comprised less than two percent (2%) of the Company’s total assets, less than one percent (1%) of the Company’s total operating income and less than one percent (1%) of the Company’s total revenues, and therefore was not quantitatively material to the Company’s results of operations. Further, because the financial results were so de minimis, in the Company’s judgment, the mortgage banking business was not a qualitatively material component of the Company’s business.
The Company reported the results of its mortgage banking business as a separate segment commencing in 1989, upon the adoption of SFAS No. 94, through the fiscal year ended November 30, 2002 because the mortgage banking operations were then quantitatively material to the Company’s total assets and, further, because it was industry practice for homebuilders with mortgage operations to separately report the results of those operations. In 2003, however, the Company’s mortgage operations slowed while the rest of the Company’s operations grew. They became, and through the date of the Countrywide transaction continued to be, immaterial to the Company’s overall results. (See Attachment A which summarizes the results of operations for the mortgage banking company for the last five (5) years.) Although the mortgage banking business was no longer quantitatively or, in the Company’s view, qualitatively material, the Company nevertheless has continued to report its mortgage banking business as a separate segment to provide its investors with consistent, comparable financial disclosures and to maintain alignment with the reporting conventions of the Company’s competitors.
Accordingly, the Agreements pursuant to which the Company sold its immaterial mortgage banking business and created the Countrywide KB Home Loans joint venture were not material contracts and were not filed, irrespective of the fact that the Company separately reported the results of that business for the convenience of investors.
Based on the above and pursuant to a Company representative’s discussion with Ms. Jennifer Thompson via telephone, the Company has not provided copies of the Agreements herewith. However, the Company would be pleased to furnish copies of the Agreements to the Commission if the Commission so requests after reviewing the above response.
* * *
The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company sincerely hopes that this letter appropriately responds to each of the staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4014 or Bill Hollinger, the Company’s chief accounting officer, at 310-231-4028.
Sincerely,

/s/ Domenico Cecere

Domenico Cecere Senior Vice President and Chief Financial Officer

ATTACHMENT A
KB Home Mortgage Company: Performance 2000 — 2005 (9 mos.)

(dollars in thousands)			Percentage of Total KB Home
Year	Mortgage Revenue ($)	KB Home Total Revenue ($)	Revenues

2000	60,370	3,930,858	1.54%
2001	72,469	4,574,184	1.58%
2002	91,922	5,030,816	1.83%
2003	75,125	5,850,554	1.28%
2004	44,417	7,052,684	0.63%
2005 (9 mos.)	26,901	6,291,510	0.43%

	Mortgage Operating	KB Home Total Operating	Percentage of Total KB Home
Year	Income ($)	Income ($)	Operating Income

2000	23,832	312,441	7.63%
2001	33,771	386,087	8.75%
2002	57,506	510,423	11.27%
2003	35,777	598,676	5.98%
2004	8,688	783,387	1.11%
2005 (9 mos.)	2,385	866,567	0.28%

			Percentage of Total KB Home
Year	Mortgage Assets ($)	KB Home Total Assets ($)	Assets

2000	467,153	2,828,921	16.51%
2001	709,344	3,692,866	19.21%
2002	634,106	4,025,540	15.75%
2003	253,113	4,235,859	5.98%
2004	210,460	5,835,956	3.61%
2005 (9 mos.)	100,854	7,238,200	1.39%